

06009495

SECURITIES ... ...SION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER

~~8-03710~~

8—03710

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____05/01/05_____ AND ENDING _____04/30/06_____
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Crowell, Weedon & Co

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

624 South Grand Avenue
                  (No. and Street)

Los Angeles	California	90017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Antonios Karantonis, Controller   213-620-1850
                                           (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
                  (Name - if individual, state last, first, middle name)

350 South Grand Avenue	Los Angeles	California	90071-3462
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

PROCESSED

JUL 2 0 2006

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must
be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).
SEC 1410 (06-02)

OATH OR AFFIRMATION

We, James L. Cronk and Antonios Karantonis, affirm that, to the best of our knowledge and belief, the accompanying financial statements for the year ended April 30, 2006 and supplemental schedules as of April 30, 2006 pertaining to Crowell, Weedon & Co. (the "Firm") are true and correct, and such financial statements and supplemental schedules will be made available promptly to all members and allied members of the New York Stock Exchange, Inc. in our organization. We further affirm that neither the Firm nor any officer or partner has any proprietary interest in any account classified solely as that of a customer.

_____ 6-26-06
Signature   Date

General Partner
Title

_____ 6/26/06
Signature   Date

General Partner
Title

Notary Public

This report ** contains (check all applicable boxes):

(x)		Independent Auditors' Report
(x)	(a)	Facing Page
(x)	(b)	Statement of Financial Condition
(x)	(c)	Statement of Income
(x)	(d)	Statement of Cash Flows
(x)	(e)	Statement of Changes in Partnership Capital
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors (Not Applicable)
(x)		Notes to Financial Statements
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
(x)	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
(x)	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3 (Not Required)
( )	(k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (Not Applicable)
(x)	(l)	An Oath or Affirmation
( )	(m)	A Copy of the SIPC Supplemental Report (Not Required)
(x)	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control)

**   For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

CROWELL, WEEDON & CO.
A LIMITED PARTNERSHIP
(SEC I.D. No. 8-83710)

* * * * * * * * *

STATEMENT OF FINANCIAL CONDITION
AS OF APRIL 30, 2006
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON
INTERNAL CONTROL

Filed in accordance with Rule 17a-5(e)(3) as a **PUBLIC DOCUMENT.**

Deloitte.



Deloitte & Touche LLP
350 South Grand Avenue
Suite 200
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Crowell, Weedon & Co.

We have audited the accompanying statement of financial condition of Crowell, Weedon & Co. (the "Firm") as of April 30, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Firm's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Firm's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Crowell, Weedon & Co. at April 30, 2006, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

June 27, 2006

CROWELL, WEEDON & CO. (A LIMITED PARTNERSHIP)

STATEMENT OF FINANCIAL CONDITION
APRIL 30, 2006

ASSETS

CASH AND CASH EQUIVALENTS		$ 71,633
RECEIVABLES FROM BROKERS OR DEALERS AND CLEARING ORGANIZATIONS:		
Clearing organizations	$ 3,603,718	
Securities failed to deliver	159,321	
Securities borrowed (Note 1)	366,800	
Omnibus accounts	17,403,655	21,533,494
RECEIVABLE FROM CUSTOMERS (Note 1)		56,599,179
RECEIVABLE FROM PARTNERS—Securities accounts		363,097
SECURITIES OWNED:		
Trading and investment account securities—at market value (Note 2)	7,069,202	
Not readily marketable investments—at estimated fair value (Note 2)	7,189,834	
Individual partners' securities included as partnership capital (Notes 3 and 5) (Including $64,369,954 pledged as collateral for Firm bank loans and $9,927,586 of excess collateral pledged for secured demand notes)—at market value	74,297,540	88,556,576
SECURED DEMAND NOTES (market value of collateral, $25,128,613) (Note 4)		14,916,000
MEMBERSHIPS IN EXCHANGES—At cost (market value, $1,673,000)		125,500
FURNITURE, EQUIPMENT, SOFTWARE, AND LEASEHOLD IMPROVEMENTS—At cost, net of accumulated depreciation and amortization of $4,629,035 (Note 1)		1,752,486
OTHER ASSETS		1,780,291
TOTAL		$185,698,256

See notes to statement of financial condition.

LIABILITIES AND PARTNERSHIP CAPITAL

FIRM BANK LOANS (Note 5)		13,000,000
SECURITIES FAILED TO RECEIVE (Note 1)		$ 273,587
PAYABLE TO CUSTOMERS (Including free credits of $12,9.8,307) (Note 1)		13,606,176
SECURITIES SOLD, NOT YET PURCHASED—At market vⁱue (Note 2)		649,804
BOOK OVERDRAFT (Note 1)		4,321,966
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES		3,006,997
Total liabilities		34,858,530
COMMITMENTS AND CONTINGENT LIABILITIES (Note 7)		
PARTNERSHIP CAPITAL (Notes 3 and 4):		
General partners	$150,195,351	
Limited partners	644,375	150,839,726
TOTAL		$185,698,256

CROWELL, WEEDON & CO. (A LIMITED PARTNERSHIP)

NOTES TO STATEMENT OF FINANCIAL CONDITION
APRIL 30, 2006

1. **ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

    Organization—Crowell, Weedon & Co. (the "Firm"), a limited partnership, is a broker/dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the New York Stock Exchange, Inc. ("NYSE"), various other exchanges, and the National Association of Securities Dealers, Inc.

    The Firm is a full service regional brokerage and money management firm established in 1932 and headquartered in Los Angeles, California. The Firm provides securities brokerage, investment advisory, investment banking and related financial services to individual investors, professional money managers and businesses.

    Securities Transactions—Securities transactions are recorded on a settlement-date basis. The financial statement effect of recording these transactions on the settlement date rather than on the trade date is not significant.

    Use of Estimates—The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

    Securities Borrowing Activities—Securities borrowed are recorded at the amount of cash collateral advanced, which requires the Firm to deposit cash. The Firm monitors the market value of securities borrowed, with additional collateral collected or refunded as necessary.

    Income Taxes—Income taxes have not been provided for, as each partner is individually liable for the tax on his share of partnership income.

    Furniture, Equipment, Software, and Leasehold Improvements—Furniture, equipment, and software are recorded at cost and depreciated or amortized using the straight-line method over the estimated useful lives of the assets, which range from 3 to 10 years. Leasehold improvements are amortized using the straight-line method over the shorter of the lease terms or the useful lives of the improvements.

    Cash and Cash Equivalents—The Firm considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. At April 30, 2006, no cash was required to be segregated for the benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934. The book overdraft consists of checks issued but not yet presented to banks for payment.

    Fair Value of Financial Instruments—Substantially all of the Firm's financial instruments are carried at fair value. Receivables and payables are carried at cost or cost plus accrued interest, which approximates fair value.

Receivable From and Payable to Customers—Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for margin receivables. Such collateral is not reflected in the statement of financial condition.

Receivables From and Payable to Brokers or Dealers and Clearing Organizations—Accounts receivable from and payable to brokers or dealers and clearing organizations result from the Firm's normal trading activities. The Firm clears customer option account transactions on an omnibus basis with another broker/dealer.

2. SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Securities owned and sold, not yet purchased, consisting of trading and investment account securities at market value, are as follows:

	Owned	Sold, Not Yet Purchased
State and municipal government obligations	$2,484,398	$ 5,131
Stocks and warrants	4,277,072	644,673
Other—securities	307,732	
	$7,069,202	$649,804

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Firm. At April 30, 2006, these securities at estimated fair values consist of equity securities of $7,189,834.

3. PARTNERSHIP AGREEMENT

In accordance with the partnership agreement (the "Agreement"), partnership capital includes marketable securities and cash included in the general partners' individual securities accounts as defined in the Agreement.

4. SECURED DEMAND NOTES

The secured demand notes receivable, which become due at various dates from 2006 to 2009, are collateralized by securities in partners' preference and special preference capital accounts and consist of $14,755,000 from general partners and $475,000 from limited partners.

Substantially all of the secured demand notes have been approved by the NYSE and are used in computing net capital under the SEC's uniform net capital rule.

5. FIRM BANK LOANS

The Firm has two lines of credit, including a Firm operating line of credit of $75,000,000 and a customer margin line of credit of $15,000,000. Loans under these lines of credit are payable on demand and bear interest at a rate that varies with the federal funds rate. The lines of credit allow the Firm to borrow funds against pledged individual partner securities and customer margin securities. At April 30, 2006, $13,000,000 was outstanding on the Firm's operating line of credit.

The Firm is required to report the values of securities that it has received as collateral and that can in turn be used (or repledged) by the Firm to generate financing. The Firm is also required to disclose the value of such securities that it has actually repledged as of the reporting date. The Firm provides margin loans to its customers and demand loans to its partners, which are collateralized by securities in their brokerage accounts. These parties have agreed to allow the Firm to sell or repledge those securities in accordance with federal regulations. At April 30, 2006, the Firm was allowed, under such regulations, to sell or repledge securities with a market value of $175,472,970. $110,024,240 has been pledged or sold as of April 30, 2006, in connection with bank borrowing and deposits with clearing organizations.

6. **DEFERRED COMPENSATION SAVINGS PLAN**

The Firm has a deferred compensation plan under Section 401(k) of the Internal Revenue Code of 1986, as amended. Contributions to the plan are made by the participants and the Firm pursuant to the Compensation Reduction Agreement with each participant. All investments of assets in the plan are directed by the participants.

7. **COMMITMENTS AND CONTINGENT LIABILITIES**

Leases—The Firm leases office space under noncancelable operating leases that expire on various dates through 2016. Future minimum rental payments under such leases are due in the fiscal years as follows: $2,486,906 in 2007, $2,365,208 in 2008, $2,208,263 in 2009, $2,011,233 in 2010, $1,708,058 in 2011, and $4,132,995 thereafter.

Customer Activities—The Firm's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Firm extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Firm executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Firm to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Firm may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations.

The Firm seeks to control the risk associated with its customer activities by requiring customers to maintain margin collateral in compliance with regulatory and internal guidelines. The Firm requires the customer to deposit additional collateral or to reduce positions, when necessary.

The Firm's customer financing and securities settlement activities require the Firm to pledge customer securities as collateral in support of various secured financing sources, such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Firm may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Firm controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Firm establishes credit limits for such activities and monitors compliance on a daily basis.

Litigation—The Firm has been named in legal actions arising in the ordinary course of business. Management is of the opinion that the ultimate liability, if any, from these actions will not have a material effect on its financial condition.

Guarantees—In the normal course of business, the Firm executes, settles, and finances customer and proprietary transactions. These transactions expose the Firm to risk arising from the potential that the customer or counterparty may fail to satisfy its obligations and that the collateral will be insufficient. In these situations, the Firm may be required to purchase or sell financial instruments at unfavorable market prices, which may result in a loss. The Firm has determined that it is not possible to make an estimate of the maximum amount that it could be obligated to pay in the event that the customer or counterparty fails to satisfy its obligations.

The Firm, from time to time, enters into certain types of contracts that contingently require the Firm to indemnify parties against third-party claims. These contracts primarily relate to certain real estate leases under which the Firm may be required to indemnify property owners for claims and other liabilities arising from the Firm's use of the applicable premises. The terms of these obligations vary, and because a maximum obligation is not explicitly stated, the Firm has determined that it is not possible to make an estimate of the maximum amount that it could be obligated to pay under such contracts.

Historically, the Firm has not been obligated to make any payments for the obligations noted above and has not recorded any liability for these obligations as of April 30, 2006.

Other Commitments—In the normal course of business, the Firm enters into when-issued transactions and underwriting commitments. Settlement of these transactions as of April 30, 2006, would not have a material effect on the financial condition of the Firm.

8. **CONCENTRATIONS OF CREDIT RISK**

    The Firm is engaged in various trading and brokerage activities whose counterparties primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Firm may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Firm's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

9. **NET CAPITAL REQUIREMENTS**

    The Firm is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1, the "Rule"), which requires the maintenance of minimum net capital. The Firm has elected to use the alternative method, permitted by the Rule, which requires that the Firm maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At April 30, 2006, the Firm had net capital of $43,155,434, which was 65.21% of aggregate debit balances and $41,831,838 in excess of required net capital.

    A broker/dealer has chosen to maintain brokerage client accounts with the Firm. To allow this broker/dealer to classify its assets held by the Firm in its computation of net capital, the Firm has agreed to perform a computation of reserve requirement for proprietary accounts of introducing brokers ("PAIB"). At April 30, 2006, the Firm's PAIB reserve computation indicated that the Firm did not have a PAIB reserve requirement.

    * * * * * *



Deloitte & Touche LLP
350 South Grand Avenue
Suite 200
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

June 27, 2006

Crowell, Weedon & Co.
624 South Grand Avenue
Los Angeles, California 90017

Dear Sirs:

In planning and performing our audit of the financial statements of Crowell, Weedon & Co. (the "Firm") for the year ended April 30, 2006 (on which we issued our report dated June 27, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Firm's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Firm (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Firm in making the periodic computations for proprietary accounts of introducing brokers; (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Firm is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Firm has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Member of
Deloitte Touche Tohmatsu

Our consideration of the Firm's internal control would not necessarily disclose all matters in the Firm's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Firm's internal control and its operation, including controls for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Firm's practices and procedures were adequate at April 30, 2006, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

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